Exhibit 11

Statement  of Computation of Per Share Earnings

We compute earnings per share using the two-class method in accordance with Accounting Standards Codification Topic No. 260, "Earnings Per Share." The two-class method is an allocation of earnings between the holders of common stock and a company's participating security holders. Our outstanding non-vested shares of restricted stock contain non-forfeitable rights to dividends and, therefore, are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. We had no other participating securities at September 30, 2017 or 2016.

Contingently issuable shares associated with outstanding service-based restricted stock units were not included in the earnings per share calculations for the three-month and nine-month periods ended September 30, 2017 and 2016 as the vesting conditions had not been satisfied.

The composition of basic and diluted earnings per share were as follows:

	For the three months ended September 30,		For the Nine months ended September 30,
	2017	2016	2017	2016
Numerator:
Net income	$3,334	$12,868	$7,564	$37,661
Less: distributed earnings allocated to non-vested stock	-	(8)	-	(32)
Less: undistributed earnings allocated to non-vested restricted stock	(3)	(35)	(15)	(131)
Numerator for basic earnings per share	$3,331	$12,825	$7,549	$37,498
Effect of dilutive securities:
Add: undistributed earnings allocated to non-vested restricted stock	3	35	15	131
Less: undistributed earnings reallocated to non-vested restricted stock	(3)	(35)	(15)	(131)
Numerator for diluted earnings per share	$3,331	$12,825	$7,549	$37,498
Denominator:
Weighted average shares outstanding – basic	43,705,234	43,570,734	43,662,672	43,524,729
Effect of dilutive securities:
Stock options and other awards	9,519	2,263	8,748	4,694
Weighted average shares outstanding – diluted	43,714,753	43,572,997	43,671,420	43,529,423

Basic earnings per share	$0.08	$0.29	$0.17	$0.86
Diluted earnings per share	$0.08	$0.29	$0.17	$0.86